SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

9 January 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

Encs.

bcc Citibank, N.A.
111 Wall Street
5th Floor/Zone 2
New York NY 10043
Attn: Mr S T Yang
Assistant Vice President

1/30

/Announcement/Submission to SEC/MP/at

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	6,700	
As a percentage of issued share capital:		
No. of shares held after the change:	206,700	
As a percentage of issued share capital:		

This transaction was reported to Singapore Telecommunications Limited on 8 January 2004.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 08/01/2004 to the SGX

MASNET No. 19 OF 08.01.2004
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer:	08/01/2004
2. Name of Director of Subsidiary:	Ng Seng Sum

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	06/01/2004
2. Name of Registered Holder:	Ng Seng Sum
3. Circumstance(s) giving rise to the interest or change in interest:	Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	206,700
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	400
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.54
No. of shares held after the change: **As a percentage of issued share capital:**	207,100

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	206,700	
No. of shares held after the change: As a percentage of issued share capital:	207,100	

This transaction was reported to Singapore Telecommunications Limited on 8 January 2004.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 08/01/2004 to the SGX

SEC File No: 82-3622

MASNET No. 2 OF 07.01.2004
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

Request for Lifting of Trading Halt

Date of Lifting of Trading Halt:	07/01/2004
Time of Lifting of Trading Halt:	0900 hours

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 07/01/2004 to the SGX

MASNET No. 1 OF 07.01.2004
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

Offerings by Temasek of 391, 961, 500 Ordinary Shares and S$1, 358, 800, 000 Zero Coupon Guaranteed Exchangeable Notes Due 2009

Attached is a letter from Temasek Holdings (Private) Limited ("Temasek") in connection with the offerings of 391,961,500 ordinary shares and S$1,358,800,000 Zero Coupon Guaranteed Exchangeable Notes Due 2009 in Singapore Telecommunications Limited.

temasek 070104.pd

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 07/01/2004 to the SGX

TEMASEK
HOLDINGS

Temasek Holdings (Private) Limited
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
Tel: (65) 6828 6828 • Fax: (65) 6821 1188

7 January 2004

To: Singapore Telecommunications Limited
31 Exeter Road, Comcentre
Singapore 239732
Fax No. 6738 3769

Via Fax
Fax : 6738 3769

Attention: Chua Sock Koong, Chief Financial Officer
Lim Li Ching, Assistant Company Secretary

Dear Sirs

Offerings of 391,961,500 Ordinary Shares and S$1,358,800,000 Zero Coupon Guaranteed Exchangeable Notes Due 2009

Further to our letter of 6 January 2004, we wish to inform you that:

(1) we have today placed, through Merrill Lynch (Singapore) Pte. Ltd. ("**Merrill Lynch**"), 391,961,500 ordinary shares of par value S$0.15 each in the capital of Singapore Telecommunications Limited ("**Company**") ("**Placing Shares**") at a purchase price of S$1.95 per Placing Share; and

(2) our wholly-owned subsidiary, Somerset Global Corporation Limited ("**Issuer**"), has today placed, through Merrill Lynch, S$1,358,800,000 Zero Coupon Guaranteed Exchangeable Notes due 2009 ("**Notes**") at an issue price of 100 per cent. of the principal amount of the Notes.

On the exercise of the exchange rights under the Notes, holders of the Notes will initially be entitled to receive an aggregate of 540,170,940 ordinary shares of par value S$0.15 each in the capital of the Company (or approximately 99,383.8203 ordinary shares for each S$250,000 principal amount of Notes), subject to adjustment pursuant to the terms and conditions of the Notes. The payment and exchange obligations of the Issuer under the Notes will be guaranteed by us. The Notes will have a tenure of five years.

The Issuer has also granted Merrill Lynch an option, exercisable for 14 days from the first closing date of the issue of the Notes (or such later date as we, the Issuer and Merrill Lynch may agree), to require the Issuer to increase the size of the issue by up to an additional S$203,820,000 aggregate principal amount of Notes at the issue price.

Merrill Lynch has been appointed to act as sole manager of the issue of the Notes and the global coordinator and sole bookrunner for the offerings of the Notes and the Placing Shares. The Notes and the Placing Shares were placed to institutional and sophisticated investors.

Following the placement of the Placing Shares, our shareholding in the Company will be reduced from 67.18% to 64.98%. Should Merrill Lynch exercise its option in full and the Noteholders exercise their exchange rights under the Notes in full, our shareholding will be reduced further to 61.49%.

SEC File No: 82-3622

TEMASEK HOLDINGS

Temasek Holdings (Private) Limited
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
Tel: (65) 6828 6828 • Fax: (65) 6821 1188

We believe the simultaneous offerings of the Placing Shares and the Notes will contribute towards improving the liquidity of the Company's shares, thereby further enhancing the demand for the shares and widening the Company's institutional investor base. We currently have no plans to further divest our shares in the Company.

We and the Issuer have undertaken with Merrill Lynch that for a period of 180 days from the date hereof, each of us will not, *inter alia*, issue or sell any shares in the Company or securities convertible into, or exchangeable for, shares in the Company, except in the following circumstances: (i) the sale of the Placing Shares, (ii) the issuance of the Notes (including further follow on issuances and delivery pursuant to the terms and conditions of such issuance), (iii) transactions that have been publicly announced prior to the date hereof, (iv) the exercise of existing options on securities of the Company and (v) a sale of shares in the Company by us to a strategic investor, or otherwise as agreed with Merrill Lynch.

The closing of the offerings of the Notes and the Placing Shares is expected to be on or around 12 January 2004. The Issuer has undertaken to use its best endeavours, subject to certain limitations, to apply for the listing of the Notes on the Singapore Exchange Securities Trading Limited (**"SGX-ST"**) within 90 days of the date hereof.

Subject to applicable law, Merrill Lynch or any of its related corporations may, in connection with the offering of the Notes, engage in transactions that stabilise, maintain or otherwise affect the price of the Notes. Such transactions may include stabilising and the purchase of the Notes to cover short positions but shall not be effected after 14 calendar days from the first closing date of the issue of the Notes. Such activities, if commenced, may be discontinued at any time and no person is under any obligation to conduct such activities.

We would be grateful if you could release this notification to the SGX-ST and the ASX accordingly and lift the trading halt in the SGX-ST with immediate effect.

Yours faithfully

Jeffrey Chua
Director, Legal/Secretariat
Temasek Holdings (Private) Limited

The information contained herein is not an offer of securities, including the Placing Shares and Notes, for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Merrill Lynch is not currently making, nor is it aware of any current intention to make, any public offering of the Placing Shares or the Notes in the United States.

SEC File No: 82-3622

MASNET No. 55 OF 06.01.2004
Announcement No. 55

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT BY MERRILL LYNCH (SINGAPORE) PTE. LTD.

Attached is an announcement made by Merrill Lynch (Singapore) Pte. Ltd., on behalf of Temasek Holdings (Private) Limited ("Temasek"), in connection with the proposed transaction involving the offering of securities relating to ordinary shares in Singapore Telecommunications Limited by Temasek.

Merrill Lynch 060104.pd

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 06/01/2004 to the SGX

MERRILL LYNCH (SINGAPORE) PTE. LTD.

(Incorporated in the Republic of Singapore)

Merrill Lynch (Singapore) Pte. Ltd. ("**Merrill Lynch**") wishes to announce, on behalf of Temasek Holdings (Private) Limited ("**Temasek**"), that Temasek is proposing a transaction involving the offering of securities relating to ordinary shares in Singapore Telecommunications Limited.

An announcement on the details of the transaction will be released as soon as possible.

Issued by
MERRILL LYNCH (SINGAPORE) PTE. LTD.

6 January 2004

The information contained herein is not an offer of securities. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Merrill Lynch is not currently making, nor is it aware of any current intention to make any public offering of any securities referred to herein in the United States.

SEC File No: 82-3622

MASNET No. 41 OF 06.01.2004
Announcement No. 41

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. **Date of notice to issuer:** 06/01/2004

2. **Name of Director of Subsidiary:** Lee Kwok Cheong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 06/01/2004

2. **Name of Registered Holder:** Lee Kwok Cheong

3. **Circumstance(s) giving rise to the interest or change in interest:** Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	1,740
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	250,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.69
No. of shares held after the change: **As a percentage of issued share capital:**	251,740

PART III

1. **Date of change of interest:**

2. **The change in the percentage level:** From % to %

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: **As a percentage of issued share capital:**	1,740	
No. of shares held after the change: **As a percentage of issued share capital:**	251,740	

This transaction was reported to Singapore Telecommunications Limited on 6 January 2004.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 06/01/2004 to the SGX

SEC File No: 82-3622

MASNET No. 13 OF 06.01.2004
Announcement No. 13

SINGAPORE TELECOMMUNICATIONS LIMITED

Request for Trading Halt

Date of Trading Halt:	06/01/2004
Time of Trading Halt:	1545 hours
Reasons for Trading Halt:	The halt is requested to allow Singapore Telecommunications Limited ("SingTel") to release an announcement to the Singapore Stock Exchange and the Australian Stock Exchange in relation to a proposed transaction involving the offering of securities relating to ordinary shares in SingTel by Temasek Holdings (Private) Limited.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 06/01/2004 to the SGX

MASNET No. 60 OF 02.01.2004
Announcement No. 60

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer:	02/01/2004
2. Name of Director of Subsidiary:	Lee Kwok Cheong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	31/12/2003
2. Name of Registered Holder:	Lee Kwok Cheong
3. Circumstance(s) giving rise to the interest or change in interest:	Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	26,740
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	(25,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.96
No. of shares held after the change: **As a percentage of issued share capital:**	1,740

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	26,740	
As a percentage of issued share capital:		
No. of shares held after the change:	1,740	
As a percentage of issued share capital:		

This transaction was reported to Singapore Telecommunications Limited on 2 January 2004.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 02/01/2004 to the SGX

SEC File No: 82-3622

MASNET No. 59 OF 02.01.2004
Announcement No. 59

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer:	02/01/2004
2. Name of Director of Subsidiary:	Tan Cher How

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	31/12/2003
2. Name of Registered Holder:	Tan Cher How
3. Circumstance(s) giving rise to the interest or change in interest:	Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	37,020
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	(30,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.97
No. of shares held after the change: **As a percentage of issued share capital:**	7,020

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

SEC File No: 82-3622

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	37,020	6,740
No. of shares held after the change: As a percentage of issued share capital:	7,020	6,740

This transaction was reported to Singapore Telecommunications Limited on 2 January 2004.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 02/01/2004 to the SGX